 Exhibit 99.(d)(2)(F)(ii)

FIRST AMENDMENT TO

AMERICAN BEACON FUNDS

INVESTMENT ADVISORY AGREEMENT

This First Amendment to the American Beacon Funds Investment Advisory Agreement (“Amendment”) is effective as of November 19, 2024, by and among American Beacon Funds, a Massachusetts Business Trust (“Trust”), American Beacon Advisors, Inc., a Delaware Corporation (the “Manager”), and Strategic Income Management, LLC (the “Adviser”).

WHEREAS, the Trust, the Manager and the Adviser entered into an Investment Advisory Agreement dated as of December 29, 2023 (the “Agreement”); and

WHEREAS, the parties desire to amend certain provisions of the Agreement, as more particularly set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.  Amendment to Agreement.

Effective immediately, the second paragraph to Section 4. Compensation of the Advisor is deleted and replaced with the following:

The Adviser agrees: (1) that the blended fee in basis points contracted hereunder will not exceed the blended fee in basis points contracted with any other high yield account managed according to similar investment objectives, with similar servicing requirements, and of the same or smaller size (including other accounts managed for the same client); and (2) that the actual annual dollar fee paid by any other high yield client of the same or larger size for whom the Adviser provides investment advisory services under an asset based fee arrangement (i.e., not a performance fee arrangement) for an account managed according to similar investment objectives, with similar servicing requirements, will not be less than the actual annual dollar fee paid hereunder. In the event that the fee charged hereunder exceeds the fee charged to an account described in (1) or (2) above, the fee charged hereunder shall automatically be reduced to match the fee charged to such other account from the time such fee is charged to such other account. However, the preceding will not apply to the management of Unit Investment Trusts or to Canadian accounts (clients based in Canada investing in Canadian high yield assets).

2. Miscellaneous.

(a) Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b) This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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Strategic Income Management, LLC:

By:	/s/ Tim Black
Name: Tim Black
Title: COO

American Beacon Advisors, Inc.

By:	/s/ Gregory J. Stumm
Gregory J. Stumm
President

American Beacon Funds

By:	/s/ Paul Cavazos
Paul Cavazos
Senior Vice President
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